Exhibit 10.15

Amending appendix for the addition of general conditions for the opening of a credit account in foreign currency and in Israeli currency dated February 11, 2002
(hereinafter: “the Addendum to the Management Conditions”)

Messrs.
Bank Leumi Le’Israel B.M.

Further to the general conditions for opening a credit account in foreign currency and in Israeli currency dated June 13, 2000 and to the addition of general conditions for opening a credit account in foreign currency and in Israeli currency dated February 11, 2002 (hereinafter: “the Addendum to the Management Conditions”), we hereby declare that the changes detailed below will apply to the Addendum to the Management Conditions:

1.	The terms in this letter will have the same meaning that they have in the Addendum to the Management Conditions.

2.	Clause 3.2 to the Addendum to the Management Conditions will be deleted.

3.	Clause 4.3 will be added to the Addendum to the Management Conditions as follows: “The Company undertakes that up to and not later than May 31, 2003 the following subsidiaries: Nur America, Nur Europe, Nur Media Solution and Nur Hong Kong, will sign a permanent guarantee for unlimited amount in favor of the bank, to secure all the Company’s debts and liabilities to the bank, including a lawyer certifying the signature on a Company resolution approving the said guarantee, and all this in accordance with the conditions and the wording as demanded by the Bank to its satisfaction.”

4.	Clause 5.1 of the Addendum to the Management Conditions will be cancelled and the following new clause 5.1 will replace it:
“The Company undertakes that the Company’s tangible shareholders’ equity, as defined above, will not be less, at any time, than the following amounts:
At any time in 2003: not less than a rate of 20% of the total Company’s balance sheet and not less than 20 million US dollars.
At any time in 2004: not less than the rate of 24% of the total Company’s balance sheet and not less than 22 million US dollars.
At any time in 2005: not less than the rate of 27% of the total Company’s balance sheet and not less than 27 million US dollars.
All as these data will appear in the Company’s quarterly and annual financial statements on a consolidated basis / on the Company’s own statements.
Notwithstanding the aforesaid, should the Company raise capital, the above amounts will be increased by the amount of the capital raised, and the above ratios will increase also in accordance with the extent of the capital raised.”

5.	Clause 5.2 to the Addendum to the Management Conditions will be cancelled and the following new clause 5.2 will replace it:
“The Company undertakes that the accumulated EBITDA (as defined below) will not be less than the following amounts:
In the first quarter of 2003 the aggregate negative EBITDA will not be less than (400) thousand US dollars.
In the second quarter of 2003 the aggregate positive EBITDA will not be less than 200 thousand US dollars.
In the third quarter of 2003 the aggregate positive EBITDA will not be less than 1,300 thousand US dollars.
In the fourth quarter of 2003 the aggregate positive EBITDA will not be less than 3.4 million US dollars.
And all as these data appear in the Company’s quarterly and annual consolidated financial statements.
“Accumulated EBITDA” — means the amount of the EBITDA of the present quarter plus the previous quarter/s in the same financial year.

In 2004 the EBITDA will not be less in each quarter than 1.75 million US dollars.
In 2005 the EBITDA will not be less in each quarter than 2.50 million US dollars.
An all as these data will be calculated based on the Company’s consolidated quarterly and annual financial statements.

In addition to the above, the Company undertakes that the ratio between total long-term debts and liabilities (exceeding 12 months) of the Company to the banking system and to other financial institutions (including abroad) plus the current maturities of those long-terms debts and liabilities, and the EBITDA in each quarter as defined above, will not exceed the ratios detailed below:

Date	Mar. 31,04	June 30,04	Sep. 30,04	Mar. 31,05	June 30,05	Sep. 30,05
The ratio	1:16.4	1:16.1	1:15.8	1:10.5	1:10.1	1:9.7

Moreover, the Company undertakes that the ratio between total long-term debts and liabilities (exceeding 12 months) of the Company to the banking system and to other financial institutions (including abroad) plus the current maturities of those long-terms debts and liabilities, and the annual EBITDA will not exceed the ratios detailed below:

Year	2003	2004	2005
The ratio	1:8.6	1:3.9	1:2.3

“Annual EBITDA” — the meaning of the EBITDA as presented in the annual financial statements of the Company on a consolidated basis, as defined in clause 1.7 of the agreement.

6.	The Addendum to the Management Conditions will have the following clause 5.4 added:
“The Company’s level of cash as presented in its quarterly financial statements will not be less at the end of each quarter than 9 million US dollars.”

7.	The Addendum to the Management Conditions will have the following clause 5.5 added:
“The balance of the discounts (sale of receivables) that the Company will carry out will not exceed at any time 10 million US dollars. For the purposes of this clause, the balance of discounts will be checked according to the quarterly reports that it is obligated to furnish to the bank in accordance with clause 7.3 below.”

8.	Clause 7.4 to the Addendum to the Management Conditions will be called clause 7.5 and the following clause 7.4 will be added:
“In addition, the Company will furnish the bank, up to and not later than 14 days after the end of that month, details of all the following data: balances of cash, details of debts and liabilities of the Company to the whole banking system and to other financial institutions.”

9.	As agreed in your letter to us of November 2002, to the Addendum to the Management Conditions clause 9.9 will be added (hereinafter: “the Waiver Letter”), as follows:
“If the total short-term and/or long-term credit to any of the other banks will decline at any time, in ratio (respectively) to the total short-term and/or long-term credit on the date of record (to that bank), and this without an equivalent reduction in the total short-term and/or long-term credit to Bank Leumi Le’Israel B.M. in the same ratio.
For the purpose of this clause 9.9 only, the following definitions will apply:
“Short-term credit”: all the short-term debts and liabilities including discounting.
“Long-term credit”: all the long-term debts and liabilities excluding repayments in accordance with the schedule of payment.
“Other banks”: each of the following banks: Bank Hapoalim Ltd., Israeli Discount Bank Ltd.
“Total short-term and/or long-term credit on the date of record”: total short-term credit and/or long-term credit to each of the other banks, correct as of May 30, 2002 and this as detailed in the document attached as an integral part of the Waiver Letter and marked with the letter “A”. It should be mentioned that all the information detailed in the attached document “A” is in accordance with the declarations given by us to the bank during June 2002.”

In the other Management Conditions and the Addendum to the Management Conditions there will be no change.

In addition to the aforesaid, the Company agrees that:

a.	Up to and not later than March 30, 2003 the bank will receive options for the acquisitions of 100,000 shares of Nur Macroprinters Ltd. of NIS 1 par value each.
b.	The exercise price as defined in options document dated February 12, 2002 (hereinafter: “the Exercise Price”) for the shares will be equal to 0.34 US dollars.

Date: March 12, 2003	Yours sincerely, ( -- ) ( -- ) Nur Macroprinters Ltd.

We agree to the aforesaid

       ( -- )    ( -- )    ( -- )
Bank Leumi Le'Israel B.M.